Simpson Thacher & Bartlett llp
900 G Street NW Washington, D.C. 20001
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number +1-202-636-5915	E-mail Address nathan.briggs@stblaw.com

September 24, 2025

Via EDGAR

Aisha Adegbuyi

Todd Schiffman

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Macquarie Infrastructure Fund, L.P.
Registration Statement on Form 10-12G
Filed August 6, 2025
File No. 000-56772

Dear Miss Adegbuyi and Mr. Schiffman:

On behalf of Macquarie Infrastructure Fund, L.P. (the “Fund”), we are providing responses to written comments received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) Division of Corporate Finance, dated September 2, 2025 (the “Comment Letter”), related to the above-referenced registration statement on Form 10, originally filed with the SEC on August 6, 2025 (the “Registration Statement”).

We are concurrently filing with the SEC an amendment to the Registration Statement (“Amendment No. 1”), including, among other changes, revisions in response to the Staff’s written comments. For convenience of reference, the Staff’s comments have been reproduced in italics below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers in Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1. Where the Fund has revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

Securities and Exchange Commission	-2-	September 24, 2025

Registration Statement on Form 10-12G

General

1.	We have referred this filing to the staff of the Division of Investment Management for assessment of your status under the Investment Company Act of 1940. Staff in that division may contact you separately in connection with their review.

Response: The Fund acknowledges the Staff’s comment.

2.	Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Response: The Fund acknowledges the Staff’s comment.

Item 1. Business, page 1

3.	With respect to the continuous private offering and redemption program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.

Response: The Fund respectfully submits that Rule 102(b)(3) of Regulation M exempts redemptions by limited partnerships at a price based on NAV which are effected in accordance with the terms and conditions of the instruments governing the securities; provided that such securities are not traded on a securities exchange or through an inter-dealer quotation system or electronic communications network. Consistent with the foregoing, the Fund is a limited partnership; its limited partnership units (the “Units”) are not traded on a securities exchange or through an inter-dealer quotation system or electronic communications network; and the redemption price of the Units will be equal to NAV, as will be set forth in the Fund’s second amended and restated limited partnership agreement (the “LPA”). Accordingly, Regulation M would not prohibit the Fund from making repurchases during its continuous private offering.

4.	Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program.

Response: The Fund acknowledges the Staff’s comment and respectfully notes that it has determined to operate a redemption program (the “Redemption Program”) subject to the terms and conditions of the LPA (i.e., the Fund’s governing instrument) in accordance with Rule 13e-4(h)(1) under the Exchange Act.1 As discussed further below, it is the Fund’s view that the Redemption Program is not a tender offer pursuant to the factors identified in Wellman v. Dickinson (“Wellman”),2 and applied in subsequent cases by the SEC and the Staff in determining what constitutes an “issuer tender offer” for purposes of the tender offer rules, and is therefore not subject to the provisions of Rule 13e-4 or Regulation 14E promulgated under the Exchange Act, as discussed below.

[1]	Rule 13e-4(h)(1) provides that the requirements of Rule 13e-4 shall not apply to “[c]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” The Fund LPA (i.e., the Fund’s governing instrument) provides the terms and conditions of the redemption program and controls any modifications thereof.
[2]	Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979).

Securities and Exchange Commission	-3-	September 24, 2025

(A)	The Redemption Program is Not a Tender Offer Pursuant to the Wellman Factors

The Wellman factors are (1) the active and widespread solicitation of public shareholders for the shares of an issuer; (2) the offer to purchase is made at a premium over the prevailing market price; (3) the solicitation is made for a substantial percentage of the issuer's stock; (4) the terms of the offer are firm rather than negotiable; (5) the offer is contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased; (6) the offer is open only for a limited period of time; (7) the offeree is subjected to pressure to sell; and (8) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by a rapid accumulation of a large amount of securities.

The Fund will not engage in an active or widespread solicitation for the redemption of its Units. The Redemption Program will be described in the Fund’s confidential private placement memorandum (“Memorandum”), will be included as an annex to the LPA and any communications to holders of the Units (“Unitholders”) identifying changes to the Redemption Program will be communicated through supplements to the Memorandum, current or periodic reports filed by the Fund with the SEC, a press release and/or via the Fund’s website. Unitholders who desire to have all or a portion of their Units redeemed by the Fund will do so of their own volition and not at the behest, invitation or encouragement of the Fund or anyone acting on behalf of the Fund. The role of the Fund in effectuating redemptions under the Redemption Program will be solely ministerial and will merely facilitate the only practical means for full or partial exit by Unitholders from their investment in the Fund.

No premium will be paid over the prevailing market price by the Fund for any Units redeemed. The redemption price will be the most recent NAV for the class of Units being redeemed. NAV will also be used for investors’ subscriptions and the NAV calculation process is described in detail in the Memorandum. There will be no established regular trading market for the Units. The Redemption Program limits redemptions in any calendar quarter to 5% of all classes of Units outstanding (either by number of Units or aggregate NAV) as of the close of the previous calendar quarter. The Fund respectfully submits that the presence of such limitation means there is no reasonable likelihood that the Redemption Program will have the effect of the Fund redeeming a “substantial percentage” of its Units in any quarter.

The Redemption Program is not contingent on a fixed number, or any number, of Units being redeemed. All Unitholders may choose to request the Fund to redeem none, all or a portion of their Units on a quarterly basis. The Redemption Program is generally expected to be available on the same terms each quarter indefinitely. The Fund will not encourage, invite, solicit or in any way pressure Unitholders to participate in the Redemption Program and will not offer to redeem Units at a premium. In fact, within the first two years after purchase, Unitholders will be incentivized to not participate in the Redemption Program because of the Early Redemption Deduction.

Because the Redemption Program will have no set termination date, Unitholders will feel no pressure to make decisions regarding redeeming their Units to the Fund under the Redemption Program. The intent of the Redemption Program is to provide Unitholders with ongoing opportunities for liquidity. The Fund notes for the Staff that the terms of the Redemption Program are consistent with a wide variety of similarly situated open-end private funds.

Securities and Exchange Commission	-4-	September 24, 2025

It is the Fund’s view that the Redemption Program is operated solely for the benefit of investors and the Fund has no interest in or incentive to encourage participation through coercion or any other method. In fact, it is in the Fund’s interest that investors maintain their investment and not participate in the Redemption Program.

Accordingly, the Fund respectfully submits that the tender offer rules, including Rule 13e-4 and Regulation 14E, are not applicable to the Redemption Program.

(B)	Rule 13e-4 Does Not Apply Pursuant to Rule 13e-4(h)(1) Because the Redemption Program is Subject to the Terms and Conditions of the LPA

As described in part (A) above, the Redemption Program is not a tender offer under the Wellman factors. In addition, Rule 13e-4(h)(1) provides that the tender offer rules under Rule 13e-4 shall not apply to “[c]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” The LPA will provide the terms and conditions of the Redemption Program as a feature of its governing document and controls any modifications thereof.

By its plain terms, Rule 13e-4(h)(1) embraces both purchases at the election of the issuer, i.e., “calls,” and also “redemptions.” A redemption is a purchase made pursuant to the terms of a contract, whether mandatory, at the option of the issuer or at the option of the holder, depending on the terms of the applicable redemption provision. If a “redemption” were read only to embrace a purchase at the election of the issuer, its inclusion in Rule 13e-4(h)(1) would be rendered a redundancy—a result that should be avoided.

The Redemption Program governs the redemption of the Units upon the request of the Unitholder and the Fund is not aware of any guidance with legal basis for why such a redemption would not be covered by Rule 13e-4(h)(1). Nor is the Fund aware of any definition of “repurchase” or “redemption” in the 1933 Act or the Exchange Act.3

(B)(1)	Rule 13e-3(g)(4) Provides a Sound Rationale for a Broad Reading of the Term “Redemption”

In 1979, the SEC’s Adopting Release for Rule 13e-4 also included a concurrent adoption of Rule 13e-3 “[s]ince tender offers subject to Rule 13e-4 may also involve going private transactions[.]”4 Rule 13e-3(g)(4) is instructive in understanding the exemption in Rule 13e-4(h)(1) because it too addresses redemptions and calls. There, the carve out to Rule 13e-3’s requirements includes “[r]edemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class of equity securities.” We are aware of no SEC guidance rejecting the view that such redemptions cover any equity security redeemed by an issuer, irrespective of whether such redemption comes at the option of the issuer or the shareholder. We are also not aware of any legal basis to differentiate the treatment of the terms “call” and “redemption” in Rule 13e-4 from the terms “calls” and “redemptions” in Rule 13e-3.

[3]	Whereas, in contrast, the Investment Company Act expressly defines “redeemable security” as “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.” See 15 U.S.C. § 80a-2(a)(32).
[4]	See Adopting Release Nos. 6108; 16112; 10842, 1979 SEC Lexis 863, at *2 (Aug. 16, 1979) (“Adopting Release”).

Securities and Exchange Commission	-5-	September 24, 2025

(B)(2)	The Fund’s Redemption Program Does Not Entail the Types of Purchases that Would Result in Abuses under Rule 13e-4

The tender offer rules were meant to apply to those transactions in which marketable securities are purchased at prices arbitrarily determined by the redeeming party that could then impact the market price of the issuer’s securities.5 The below are examples of relief from Rule 13e-4 granted by the Staff to issuers that gave a redemption right to the holder at the holder’s election and sought relief on the grounds that such redemption rights were carved out from the tender offer rules by Rule 13e-4(h)(1).

In Brock Exploration Corporation, the issuer maintained that repurchases pursuant to the limited partner’s “right to have his limited partnership interest purchased is the substantial equivalent of a call or redemption” under Rule 13e-4 and that each of Rules 13e-3, 13e-4 and Regulation 14D should be interpreted to exempt “redemptions, calls or similar purchases of a[n] [equity] security pursuant to specific provisions set forth in instrument(s) creating or governing that class of [equity] securities.”6 Ultimately, the Staff decided to issue no-action relief on the prudential basis that the repurchase arrangement did not trip the policy rationale for implementing the protections of Rule 13e-4. The Staff determined that while it was “not free from doubt” that the company’s purchases of interests presentable for repurchase by the issuer did not constitute a tender offer under Rule 13e-4, “[n]evertheless, since the terms and conditions of the [o]ffers are governed by the [a]greements, as described above, purchases of [i]nterests pursuant to the [o]ffers would not appear to result in any of the abuses Rule 13e-4 was designed to prevent.”7

The Staff continued this line of reasoning in Merrill Lynch Puerto Rico Tax Exempt Fund Inc.,8 providing no-action guidance to the applicant from Rule 13e-4. In its no-action letter, the Staff outlined the representations of the applicant’s redemption program including that (1) all common stock redemptions would be at a price equal to the NAV per share; (2) the board of directors had adopted a policy implementing the provisions of the redemption program as outlined in the issuer’s governing document on a monthly basis; (3) shareholders maintained the ability to revoke their redemption requests; (4) redemptions were available for all common stock; (5) all shareholders would receive instructions on how to redeem; and (6) redemptions were intended as a liquidity mechanism for shareholders.9 The Staff further required that no secondary market for the shares being repurchased develop and the issuer would maintain its policy of accepting redemption requests no less frequently than once per month.10

[5]	See Brock Exploration Corp., SEC No-Action Letter, 1980 SEC No-Act. LEXIS 3468, at *14 (May 30, 1980). See also Adopting Release at *6 (“Section 13(e) of the [Exchange Act] empowers the Commission to define manipulative, deceptive and fraudulent acts and practices with respect to issuers’ repurchases of their own securities, whether by tender offer or otherwise, and to adopt means reasonably designed to prevent such acts and practices.”)
[6]	Adopting Release at *7.
[7]	Id. At *8.
[8]	See Merrill Lynch Puerto Tax-Exempt Fund, Inc., SEC No-Action Letter, 1995 SEC No-Act. LEXIS 625 (Aug. 7, 1995).
[9]	Id. At *3.
[10]	Id. at *4.

Securities and Exchange Commission	-6-	September 24, 2025

In Beverly Enterprises,11 the Staff applied similar reasoning to an issuer providing holders of liquid yield option notes (“LYONs”) the option to convert their securities into common stock pursuant to an option provision that was specified in the issuer’s governing documents. The Staff issued no-action relief on the basis that (1) the terms and conditions of the option provision were fixed; (2) the issuer remained subject to the Exchange Act; and (3) the issuer would not take steps to encourage or discourage exercise of the option provision. The Staff followed up with relief for a similar LYON repurchase provision under Rule 13e-4 in National Medical, citing similar factors in issuing its relief.12

Read together, the Staff has historically granted relief under 13e-4 for redemption options that provide predetermined terms and conditions and equal treatment of such redemption options for shareholders without any coercive action by the issuer. If a redemption program otherwise meets the requirements of 13e-4(h)(1), the Staff has been amenable to granting relief from the tender offer rules insofar as the redemption program avoids the “abuses” Rule 13e-4 was intended to address.

Here, there is no secondary market for the Units and no secondary market is expected to develop. The terms of the Redemption Program are fully disclosed to investors and will be included in the LPA. No solicitation will be made to seek participation in the Redemption Program. Accordingly, the Fund believes the functioning of the Redemption Program “does not constitute a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4.”13 For the reasons described in part (A) above, we do not believe the Redemption Program is a tender offer under the Wellman factors. As such, the Fund believes its interpretation and application of 13e-4(h)(1) to the Redemption Program is consistent with the Staff’s prior guidance.

5.	Please expand your business section to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.

Response: In response to the Staff’s comment, the Fund has revised its disclosure on page 5 to provide additional information regarding the Fund’s plan of operation for the next twelve months as shown below.

“As of the date of this Registration Statement, we have not yet commenced investment operations and activities and, as a result, we currently do not hold any interests in any Investments (as defined below) and have not generated any revenues. Over  the next twelve months, we intend to commence the Private Offering and begin investment operations. In addition, as described further below, it is expected that Macquarie, MAM-Managed Entities or their affiliates will hold or acquire Warehouse Assets (as defined below) and contribute or sell the Warehouse Assets to the Fund, the Aggregator or their subsidiaries in kind, if transferred from a MAM-Managed Entity, at fair market value (“FMV”), or otherwise at cost plus roll forward or FMV, in each case as determined by the Adviser, plus related expenses, including transaction expenses, expenses of the transfer and a risk or similar premium calculated from the time the Adviser (or its affiliates) or the relevant MAM-Managed Entity (or its affiliates) entered into an agreement to acquire such Warehoused Asset to the time it is transferred to the Fund. There can be no assurance that the Fund’s investment program will be successful, or that the Fund’s portfolio design and risk management strategies will be successful. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations” below for more information. See also “—Investment Process Overview” below for information regarding the Fund’s process for identifying, evaluating and monitoring Investments.

[11]	See Beverly Enterprises, SEC No-Action Letter, 1985 SEC No-Act. LEXIS 2793, at *6 (Nov. 6, 1985) (“Beverly Enterprises”).
[12]	See Nat’l Med. Ents., Inc., 1986 SEC No-Act. LEXIS 1878, at *6 (Jan. 31, 1986).
[13]	Beverly Enterprises, at *15.

Securities and Exchange Commission	-7-	September 24, 2025

Advisory Agreement

Compensation of the Adviser and the General Partner, page 6

6.	Please revise to consider providing a table summarizing all possible compensation. To the extent management fees or performance allocation features include non-industry terms, please revise to clarify.

Response: The Fund has added a table summarizing possible compensation on page 11. The Fund respectively submits that the management fee arrangements and performance allocation features are generally consistent with industry terms and are otherwise clearly disclosed. Accordingly, the Fund has not made any changes to its disclosure in this regard.

Item 1A. Risk Factors, page 37

7.	We note that your risk factors appear under short phrases such as “available information,” “no knowledge of purchase price,” “SEC examinations and investigations,” and other similar short phrases. Please revise the entire risk factors section to include each risk factor under a subcaption that adequately describes the risk. Refer to Item 105(a) or Regulation S-K and Item 1A of Form 10.

Response: The Fund has revised the disclosure as requested.

8.	We note your disclosure that “[a]dditional risks and uncertainties not currently known to MIF US, or that have not been noted in this Registration Statement, also may have a negative or adverse effect, which could be material, on the performance of MIF US and the value of the Units.” Please revise to remove the reference to risks and uncertainties “that have not been noted in this Registration Statement” or revise to clarify that you have included all known material risks. Refer to Item 105 of Regulation S-K.

Response: The Fund has removed the reference to risks and uncertainties “that have not been noted in this Registration Statement” on page 41 as requested.

*     *     *     *

Securities and Exchange Commission	-8-	September 24, 2025

Please feel free to contact me (202-636-5915 or nathan.briggs@stblaw.com) with any questions you may regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Nathan Briggs
Nathan Briggs

cc:	Christopher Frost, Macquarie Infrastructure Fund, L.P.
Peter Bendall, Macquarie Infrastructure Fund, L.P.
Susana Leith-Smith, Macquarie Infrastructure Fund, L.P.
Sage Hughes, Simpson Thacher & Bartlett LLP
Evan Hudson, Simpson Thacher & Bartlett LLP